Exhibit 3.8

AMERICAN BAR ASSOCIATION MEMBERS/NORTHERN TRUST

COLLECTIVE TRUST

FIRST AMENDED AND RESTATED FUND DECLARATION

REAL ASSET RETURN FUND

Pursuant to Sections 3.03 and 7.01 of the Declaration of Trust, as amended and restated effective July 1, 2010 (the “Declaration of Trust”), which authorizes Northern Trust Investments, N.A., as successor trustee (the “Trustee”) of the American Bar Association Members/Northern Trust Collective Trust (the “Collective Trust”), to amend the Fund Declarations of the investment funds established under the Collective Trust, effective as of July 1, 2010, the Trustee hereby amends and restates the Fund Declaration dated June 29, 2009 of the Real Asset Return Fund (the “Fund”). The provisions of the Declaration of Trust are incorporated herein by reference. In addition, the Trustee agrees and declares that it will hold, administer and deal with all money and property received or purchased by it as Trustee of the Collective Trust on behalf of the Fund subject to the additional terms and conditions set forth in this Fund Declaration. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Declaration of Trust.

1. Investment Objective. The Fund’s investment objective is to provide capital appreciation in excess of inflation as measured by the All Items Less Food and Energy Consumer Price Index for All Urban Consumers for the U.S. City Average, 1982-84 = 100 (“Core CPI”) (which excludes food and energy).

The Fund invests in a diversified portfolio of primarily Treasury Inflation Protected Securities (“U.S. TIPS”), commodity futures and real estate investment trusts (“REITs”), with the objective of achieving a total return in excess of inflation as measured by the Core CPI (which excludes food and energy).

Exposure to asset classes is obtained by investing indirectly in various index or other collective investment funds maintained by the Trustee, its affiliates or other banks. Assets in the Fund for any given year shall be allocated as described in the Prospectus of the Collective Trust from time to time in effect pursuant to which the Units of the Fund may be issued (“Prospectus”). Allocations of the funds underlying the Real Asset Return Fund are readjusted by the Trustee on a regular basis to maintain the appropriate asset mix given the Trustee’s forecasts for inflation and long-term asset class forecasts for return and risk, taking into account various macro-economic factors affecting the long-term outlook for capital markets, inflation and other factors.

2. Investment Guidelines and Restrictions. The assets of the Fund will be invested directly or indirectly primarily in U.S. TIPS, commodities futures and REITs, provided that the Trustee may invest all or any portion of the assets of the Fund in accordance with Section 3.03(c) of the Declaration of Trust. The Fund may also invest in derivatives to the extent described in the Prospectus. The Trustee may in the future modify such investment policy as it relates to the Fund.

The Trustee intends to operate the Fund as a “qualifying entity” pursuant to Regulation 4.5 of the Commodity Exchange Act.

3. Initial Value of Units of the Fund. The initial value of a Unit of the Fund was $12.00 on July 7, 2009.

4. Restrictions on Withdrawal and Transfer. Subject to the Declaration of Trust or as otherwise disclosed in the Prospectus or any supplement thereto, there are no restrictions on withdrawal and transfer. A Participating Trust may request withdrawal of any number of Units of the Fund on any Business Day.

5. Fees. For services rendered by the Trustee to or on behalf of the Fund, The Northern Trust Company will be entitled to receive compensation in the amounts and at the times set forth in Schedule A attached hereto.

6. Investment Advisors. The Trustee retains the right to appoint Investment Advisors to assist the Trustee in managing the assets of the Fund. Any such Investment Advisors shall be designated from time to time in Schedule B attached hereto, and the Trustee shall enter into investment advisory agreements with such Investment Advisors setting forth the terms and conditions (including any volume or percentage limitations applicable to types, categories or classes of securities) under which any such Investment Advisors will advise and make recommendations to the Trustee and the compensation to be paid to such Investment Advisors.

7. Conflicts. In the event of a conflict between the terms of this document and the Declaration of Trust, the Declaration of Trust shall control unless the Declaration of Trust specifically permits the Trustee to vary the particular provision set forth therein.

IN WITNESS WHEREOF, NORTHERN TRUST INVESTMENTS, N.A. has caused its name to be signed to this First Amended and Restated Fund Declaration for the Real Asset Return Fund by its proper officer to be effective as of June 24, 2010.

NORTHERN TRUST INVESTMENTS, N.A.

By:	/s/ Thomas R. Benzmiller
Name:	Thomas R. Benzmiller
Title:	Senior Vice President

REAL ASSET RETURN FUND

FIRST AMENDED AND RESTATED FUND DECLARATION

SCHEDULE A

Effective as of July 1, 2010, for services rendered by the Trustee to or on behalf of the Fund, The Northern Trust Company (“Northern Trust”) shall be entitled to receive, with respect to the assets of the Funds (including for this purpose the Balanced Fund prior to its termination), a Trust, Management and Administration fee, charged at the annual rates as set forth below, which will accrue on a daily basis and will be paid monthly from the respective assets of the Funds, provided that such fee shall be reduced by the amount of any fee received by Northern Trust (which for these purposes shall not exceed the amount set forth below), other than the fees expressly provided for in the Fund Declaration of such Fund, including but not limited to those set forth in this Schedule A, on account of the investment of any assets of such Fund in any collective investment fund maintained by Northern Trust or its affiliates:

Aggregate Value of Assets of the Funds (excluding for this purpose assets of a Fund attributable to direct holdings of Units in another Fund and excluding the Retirement Date Funds)	Rate
First $1.0 billion	.115%
Next $2 billion	.080%
Over $3 billion	.065%

REAL ASSET RETURN FUND

FIRST AMENDED AND RESTATED FUND DECLARATION

SCHEDULE B

The Trustee has entered into an Investment Advisor Agreement with State Street Bank and Trust Company with respect to management of the assets of the Fund.